Filed pursuant to Rule 433

Registration Statement No. 333-238108

Issuer Free Writing Prospectus dated October 7, 2020

Relating to Prospectus Supplement dated October 7, 2020

(To Prospectus dated June 2, 2020)

Bought Deal Public Offering of Common Shares

A short form base shelf prospectus dated June 2, 2020 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”), and in a corresponding registration statement on Form F-10 (SEC File No. 333-238108, declared effective June 3, 2020) with the United States Securities and Exchange Commission (“SEC”). A prospectus supplement to the short form base shelf prospectus containing important information regarding the securities described in this term sheet will also be filed with the Canadian Qualifying Jurisdictions in Canada, except for Quebec, and with the SEC in the United States. A copy of the short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or any of the Underwriters (defined below) participating in the Offering (as defined below) who will arrange to send them if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com. or by email at prospectus@cantor.com or Haywood Securities Inc., attention: Equity Capital Markets, 200 Burrard Street, Suite 700, Vancouver, BC, V6C 3L6, email: ecm@haywood.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the short form base shelf prospectus, any amendment thereto and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the Company has filed on EDGAR and SEDAR for more complete information before making an investment decision.

Issuer:	Denison Mines Corp. (the “Company”)

Issued Securities:	Treasury offering of 27,030,000 common shares of the Company (the “Offered Shares” and the offering of such Offered Shares, the “Offering”).

Size of Issue:	US$10,001,100 (US$11,501,265 if the Underwriter’s Option is exercised in full)

Issue Price:	US$0.37 per Offered Share (the “Issue Price”)

Over-Allotment Option:	The Underwriters will have an option (the “Underwriters’ Option”), exercisable in whole or in part at any time up to 30 days following the Closing Date (as defined below), to purchase up to an additional 15% of the Offered Shares at the Issue Price on the same terms and conditions as set forth herein.

Underwriters:	Cantor Fitzgerald Canada Corporation (“CFCC”) and Haywood Securities Inc.(“Haywood”) will act as joint book-runners and co-lead underwriters and will lead a syndicate of underwriters in connection with the Offering (collectively, the “Underwriters”).

Form of Underwriting:	“Bought deal” offering by way of a prospectus supplement to the Company’s short form base shelf prospectus in all provinces and territories of Canada (other than Quebec) and related Form F-10 registration statement in the United States, subject to a mutually acceptable underwriting agreement (the "Underwriting Agreement").

Jurisdictions:	The Offered Shares will be offered in the United States and Canada (other than Quebec) by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the Underwriting Agreement, the Underwriters may offer the Offered Shares outside of Canada and the United States.

Underwriters’ Fees:	The Company shall pay the Underwriters a commission equal to 6.0% of the gross proceeds of the Offering. 3.0% on President List orders from Officers and Directors up to US$500,000.

Use of Proceeds:	Proceeds of the Offering are anticipated to be used to fund evaluation and environmental assessment activities on Denison's Wheeler River project, as well as for general working capital purposes.

Listing:	Application will be made to list the Offered Shares on the TSX and on the NYSE American. The existing common shares of the Company are listed on the TSX under the symbol “DML” and on the NYSE American under the symbol “DNN”. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.

Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.

Closing Date:	On or about October 14, 2020 or such other date as the Company and the Underwriters mutually agree (the “Closing Date”).